Exhibit 6.15

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this “Agreement”) is entered into as of May 3, 2022 between Crush Capital, Inc., a Delaware corporation (the “Company”), and Vinny DiDonato (“you”). If you accept this offer, your employment will begin on June 1, 2022 (the “Effective Date”).

1.	Services. You will serve as the Company’s Chief Technical Officer. Your services will include all of those employment services requested by the Company for someone in your position as a senior executive of the Company (hereinafter, collectively, the “Services”). All said Services shall be at the direction of the Company’s Board of Directors (the “Board”) or Co-Chief Executives. Such Services shall be provided at such place(s) as the needs, business, or opportunities of the Company shall require, without the requirement of relocation to an area outside the New York Metropolitan Area except as otherwise agreed in writing. Except for travel as may be required by the Company from time to time, your position will be fully remote, and you will work at a location of your choosing.

2.	Term; Survival. This Agreement shall continue for a three- (3) year period from the Effective Date unless earlier terminated in accordance with the terms hereof (as applicable, the “Term”). Notwithstanding the expiration or earlier termination of this Agreement, Sections 5 (Ownership Rights), 6 (Restrictive Covenants), 8 (Compensation Upon Termination), and 9 (Miscellaneous) of this Agreement shall survive indefinitely (or for such shorter period of time as may be indicated in any such Section or subsection thereof).

3.	Compensation.

a.

Your “Annual Base Salary” (exclusive of any bonuses or other incentive pay) shall be $275,000. Your Annual Base Salary will be payable in equal installments, twice per month in accordance with the Company’s payroll procedures. The Company may increase your Annual Base Salary by written notice to you.

b.	You may be entitled to participate in the Company’s Bonus Plan, as the same may from time to time be modified, replaced, or terminated in accordance with the terms thereof, pursuant to a separate grant letter that may be issued to you thereunder.

c.	The Company will reimburse you for all reasonable and documented business expenses incurred on behalf of the Company during the Term, in accordance with expense reimbursement policies adopted by the Company from time to time.

d.	In consideration of you entering into this Agreement and as an inducement to join the Company, the Company will grant the following equity award to you pursuant to the Company’s 2020 Omnibus Equity Incentive Compensation Plan: a non- qualified stock option to purchase shares of the Company’s Non-Voting Common Stock equal to two percent (2%) of the Company’s fully-diluted equity securities as of the Effective Date for a strike price equal to the price per share of the Company’s stock sold in its Regulation A+ offering (anticipated to be $1.145 per share), which shall vest as follows: one-quarter shall vest on the one-year anniversary of the Effective Date, and the option shall vest with respect to the remaining shares in twelve equal quarterly tranches over the remaining three years. The Company shall grant the option to you within 30 days of the first sale of shares in its Regulation A+ offering, provided that if there has been no sale within one year of the Effective Date, the option shall be granted on the one-year anniversary of the Effective Date with a strike price equal to the fair market value as reasonably determined by the Board. All other terms and conditions of such award shall be governed by the terms and conditions of the Plan and the award agreement.

4.	Benefits. You will not be entitled to any benefits in connection with your employment except as expressly set forth herein.

a.	The Company generally observes the following holidays and provides all full- time employees with a paid day off: New Year’s Day, Martin Luther King Jr. Day, Memorial Day, Juneteenth, Independence Day, Labor Day, Thanksgiving Day and the day after, and Christmas Day and the day after. The actual holidays to be observed by the Company will be set forth on an annual basis.

b.	You will be entitled to participate in the Company’s PTO policy in effect from time to time, which currently provides unlimited paid time off for vacation and sick time, subject to restrictions.

c.	You and your family have the option to participate in the Company’s health, dental, and life insurance plans, as those plans may be available from time to time for the Company’s senior executive team. The Company will pay you a stipend of

$2,000 per month until such time, if any, as the Company makes available a health insurance plan.

d.	You may be eligible to participate in a nonqualified deferred compensation plan, a Supplemental Employee Retirement Plan, or a 401(k) retirement plan, as may be made available by the Company from time to time.

e.	The benefits described in this Section 4 are subject to change from time to time in the Company’s sole discretion, whether by adopting or amending an employee handbook, or otherwise.

5.	Ownership Rights.

a.

You agree (A) that any invention or intellectual property relating to the actual or reasonably anticipated business of the Company (the “Business”), to which you have contributed or contribute (whether prior to the Effective Date or thereafter) to the conception (“Inventions”), including but not limited to any pre-existing Inventions (other than Excluded Inventions), have been and are being developed by you for the sole and exclusive use of the Company and (B) that the Company will be deemed the sole and exclusive owner of all rights, title, and interest to any Inventions, including all copyright, patent, and proprietary rights relating thereto. Any Inventions developed by or in conjunction with you and any supporting documentation therefor shall be considered Works Made for Hire (as such are defined under U.S. Copyright Laws) and, as such, shall be owned by and for the benefit of the Company.

b.	In the event that it should be determined that any of such Inventions or supporting documentation does not qualify as a “Work Made for Hire,” you will and hereby do assign to the Company for no additional consideration, all right, title, and interest that you may possess in such Invention and documentation including, but not limited to, all copyright and proprietary rights relating thereto. Upon request, you will take such steps as are reasonably necessary to enable the Company to record such assignment at the Company’s cost and expense.

c.	In no event will Inventions include any ideas or inventions or other intellectual property (i) which were conceived before Executive’s employment with the Company and which are listed on Exhibit A hereto (“Excluded Inventions”) or (ii) which qualifies fully under the provisions of California Labor Code Section 2870 (a copy of which is attached as Exhibit B hereto), including any idea or invention or other intellectual property which is developed entirely on Executive’s own time without using the Company’s equipment, supplies, facilities, or trade secret information, and which is not related to the Company’s business (either actual or demonstrably anticipated), and which does not result from work performed for the Company.

d.	All patents and other intellectual property and related rights in and to any Inventions shall be the sole and exclusive property of the Company. In connection with your services to the Company, you shall keep written records of your work, properly witnessed for use as invention records, and shall submit such records to the Company when requested. You shall not reproduce any portion of such notebook records without the prior express written consent of the Company. You shall promptly and fully report all such records to the Company. You will not file any patent applications relating to any Inventions without first obtaining an express release from the Company. In accordance with and subject to applicable patent laws, the Company agrees to name you or your designees as “Inventors” of any Inventions, as and where appropriate, and you will and hereby do assign, or will cause such designees to assign, all patent rights to the Company.

e.	The Company has the right to use any Inventions and to reproduce, re-use, alter, modify, edit, or change any Inventions as it sees fit and for any purpose.

f.	You shall fully cooperate with the Company in the protection and enforcement of any intellectual property rights that may derive as a result of this Agreement. This includes signing, upon request, any documents needed to confirm that any Inventions or any portion thereof is a Work Made for Hire or to effectuate the assignment of any Inventions or any portion thereof to the Company. You will assist the Company and its agents, upon request, in preparing U.S. and foreign copyright, trademark, and/or patent applications covering any Inventions. The Company will bear all expenses incurred in connection with such copyright, trademark, and/or patent applications.

6.	Restrictive Covenants.

a.	Confidentiality. You agree to hold in confidence and not to disclose to others except in the ordinary course of business and for the benefit of the Company, and not to take or use for your own purposes or the purposes of others, during or after the Term of this Agreement, any of the Company’s trade secrets or confidential or proprietary information, knowledge, data or know-how (collectively, “Confidential Information”). You agree that these restrictions shall also apply to any (i) trade secrets or confidential or proprietary information, knowledge, data or know-how belonging to third parties and in the Company’s possession; and (ii) Confidential Information conceived, originated, discovered or developed by you. Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order. Nothing herein prohibits or restricts you (or your attorney) from initiating communications directly with, responding to an inquiry from, or providing testimony before the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), any other self-regulatory organization, or any other federal or state regulatory authority regarding a possible securities law violation. Nothing in this Agreement in any way prohibits or is intended to restrict or impede you from disclosing information that under applicable law is not permitted to be restricted by a confidentiality agreement, solely to the extent such applicable law expressly permits disclosure. Notice of Immunity Under the Economic Espionage Act of 1996, as amended by the Defend Trade Secrets Act of 2016. Notwithstanding any other provision of this Agreement:

i.	You will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that is made: (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law; or (2) in a complaint or other document that is filed under seal in a lawsuit or other proceeding.

ii.	If you file a lawsuit for retaliation by the Company for reporting a suspected violation of law, you may disclose the Company’s trade secrets to your attorney and use the trade secret information in the court proceeding if you (1) files any document containing the trade secret under seal; and (2) do not disclose the trade secret, except pursuant to court order.

b.	Non-Solicit. You agree that during the term of this Agreement and for a period of two (2) years after the termination of this Agreement for any reason other than by the Company without Cause or by you for Good Reason, you will not disrupt, impair, or interfere with the business of the Company by interfering with or “raiding” the Company’s employees or independent contractors by directly or indirectly soliciting the Company’s employees or independent contractors to work for any individual or entity then in competition with the Company. Without limiting the applicability of any other provisions of this Agreement, you agree that at no time will you use any of the Company’s Confidential Information to directly or indirectly solicit the Company’s employees or independent contractors to work for any individual or entity then in competition with the Company.

c.	Litigation and Regulatory Cooperation. During and after the Term, you shall reasonably cooperate with the Company and all of its subsidiaries and affiliates (including its and their outside counsel) in connection with the contemplation, prosecution and defense of all phases of existing, past and future claims or actions which relate to events or occurrences that transpired while you were employed by the Company. Your cooperation shall be at no out-of-pocket expense to you. Your cooperation as identified above in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after the Term, you also shall reasonably cooperate with the Company, at no out-of-pocket expense to you, in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while you were employed by the Company. The Company shall reimburse you for any and all out-of-pocket expenses that are incurred in connection with your performance of obligations pursuant to this Section after receipt of documentation evidencing such expenditure(s). If you perform obligations pursuant to this Section after the Term, the Company shall pay you on an hourly basis, based on your most recent Annual Base Salary.

d.

Disparagement. During and after the Term, the parties hereunder agree not to make any disparaging statements concerning the other or any of their respective subsidiaries, assigns, heirs, companies, affiliates, or current or former officers, directors, shareholders, employees, or agents (collectively, “Non-Disparagement Parties”). The parties further agree not to take any actions or conduct themselves in any way that would reasonably be expected to affect adversely the reputation or goodwill of the other party or any of their respective Non-Disparagement Parties. The parties further agree that neither of them shall voluntarily provide information to or otherwise cooperate with any other individual or other entity that is contemplating or pursuing litigation against any of the other party or any of their respective Non-Disparagement Parties; provided, however, that any party may participate in or otherwise assist in any investigation or inquiry conducted by the EEOC, SEC, or any other applicable government agency or any litigation or proceeding between them. These nondisparagement obligations shall not in any way affect the parties’ obligation to testify truthfully in any legal proceeding or a party’s right to bring any legal proceeding in its own name, unless otherwise prohibited.

e.	Return of Property. As soon as possible in connection with any termination of your employment under this Agreement, you shall return to the Company all Company property, including, without limitation, computer equipment, software, including all source code and object code, keys and access cards, credit cards, files and any documents (including computerized data and any copies made of computer data or software) containing information concerning the Company, its business or its business relationships (in the latter two cases, actual or prospective). You shall also commit to deleting and finally purging, to the extent possible, any duplicates of files or documents that may contain Company information from any computer or other device that remains your property after any Date of Termination.

f.	Injunction. You agree that it would be difficult to measure any damages caused to the Company which might result from any breach by you of your obligations under this Section 6, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, you agree that if you breach, or propose to breach, any provision of this Agreement, the Company shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company.

7.	Termination of Employment. Your employment hereunder may be terminated under the following circumstances:

a.	Death. Your employment hereunder shall terminate upon your death.

b.	Disability. The Company may terminate your employment if you are disabled and unable to perform the essential functions of your then-existing position or positions under this Agreement with or without reasonable accommodation for a period of 180 days (which need not be consecutive) in any 12−month period. If any question shall arise as to whether during any period you are disabled so as to be unable to perform the essential functions of your then-existing position or positions with or without reasonable accommodation, you may and, at the request of the Company, shall, submit to the Company a certification in reasonable detail by a physician reasonably selected by the Company to whom you or your guardian has no reasonable objection as to whether you are so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive on such issues. You shall cooperate, to the extent practicable, with any reasonable request of the physician in connection with such certification. If such question shall arise and you shall fail to submit such certification, the Company’s determination of such issue shall be binding on you. Nothing in this Section shall be construed to waive your rights, if any, under existing law, rule or regulation, including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

c.	Termination by the Company for Cause. The Company may terminate your employment hereunder for Cause. For purposes of this Agreement, the Company shall have “Cause” to terminate your employment hereunder upon: (A) your commission of gross negligence in the performance or non-performance of any of your duties or responsibilities to the Company which has not been cured within thirty (30) days after written notice from the Company; or (B) your willful engagement in fraud, act of dishonesty, or illegal conduct which is materially injurious to the Company, monetarily or otherwise; or (C) your willful and material violation of the provisions of this Agreement that has not been cured within thirty (30) days after written notice from the Company. For purposes of this paragraph, no act, or failure to act on your part shall be considered “willful” unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company. Notwithstanding the foregoing, you shall not be deemed to have been terminated for Cause without: (i) reasonable notice to you setting forth the reasons for the Company’s intention to terminate for Cause, (ii) an opportunity for you, together with your counsel, to be heard before the Board, and (iii) delivery to you of a Notice of Termination as defined in subsection (f) hereof from the Board finding that in the good faith opinion of the Board that you were guilty of conduct set forth hereinabove, and specifying the particulars thereof in detail.

d.	Termination by Company Without Cause. At any time during the Term, the Company may terminate your employment hereunder without Cause. For the avoidance of doubt, any termination by the Company of your employment under this Agreement which does not constitute a termination for Cause under Section 7(c), or result from your death or disability as set forth in Sections 7(a) or 7(b), shall be deemed a termination without Cause.

e.	Termination by You. At any time during the Term, you may terminate your employment hereunder for any or no reason, including, but not limited to, Good Reason. If you terminate this Agreement without Good Reason, you shall give the Company at least 30 days’ prior written notice of such termination. For purposes of this Agreement, “Good Reason” shall mean that you have complied with the Good Reason Process (hereinafter defined) following the occurrence of any of the following events: (i) without your consent, a material diminution in your responsibilities, authority, or duties; (ii) except for a diminution that is part of a broader set of salary reductions applicable to the Company’s other senior executives, without your consent, a material diminution in your Annual Base Salary; (iii) without your consent, a material change in the geographic location at which you provide services to the Company; or (iv) the material breach of this Agreement by the Company. “Good Reason Process” shall mean that (1) you reasonably determine in good faith that a Good Reason condition has occurred; (2) you notify the Company in writing of the occurrence of the Good Reason condition within 60 days of the occurrence of such condition; (3) you provide the Company with a period not less than 30 days following such notice (the “Cure Period”) to remedy the condition; (4) notwithstanding such efforts, the Good Reason condition continues to exist; and (5) you terminate your employment within 60 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, then Good Reason shall be deemed not to have occurred, and you shall be deemed to not have terminated your employment in connection therewith.

f.	Except for termination as specified in Section 7(a), any termination of your employment by the Company or any such termination by you shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

g.	“Date of Termination” shall mean: (i) if your employment is terminated by your death, the date of your death; (ii) if your employment is terminated by the Company for Cause under Section 7(c), the date on which Notice of Termination is given after all applicable notice and cure periods provided therein; (iii) your employment is terminated by the Company under Section 7(b) or 7(d), 30 days after the date on which a Notice of Termination is given; (iv) if your employment is terminated by you without Good Reason, 30 days after the date on which a Notice of Termination is given, and (v) if your employment is terminated by you for Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period. Notwithstanding the foregoing, in the event that you give a Notice of Termination to the Company, the Company may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by the Company for purposes of this Agreement.

h.	For the avoidance of doubt, nothing contained herein shall alter the at-will nature of your employment.

i.	On termination of your employment for any reason, you shall be deemed to have resigned from all positions that you hold as an officer or member of the Board (or a committee thereof) of the Company or any of its affiliates, if and as applicable.

8.	Compensation Upon Termination.

a.	Termination Generally. If your employment with the Company is terminated for any reason during the Term, within such time period as may be required by California law, but in no event to exceed 30 days, the Company shall pay or provide to you (or to your authorized representative or estate) any earned but unpaid Annual Base Salary, incentive compensation earned but not yet paid, unpaid expense reimbursements, and any vested benefits you may have under any employee benefit plan of the Company through the Date of Termination (the “Accrued Benefit”). You shall not be entitled to receive any other termination payments or termination benefits from the Company except as specifically provided in Section 8(b).

b.	Termination by the Company Without Cause or Resignation by You for Good Reason after Change of Control. In addition to payment of your Accrued Benefit pursuant to Section 8(a), if, within 12 months after a Change of Control, (i) your employment is terminated by the Company without Cause or by you for Good Reason, and (ii) you sign a general release of claims in a form and manner reasonably satisfactory to the Company (the “Release”) within 21 days (or such other time as is required by law to make the Release effective as set forth in the Release) of the date of your termination and do not revoke such Release during the seven-day revocation period, and (iii) you comply with the covenants set forth in Section 6 of this Agreement (collectively, the “Restrictive Covenants”), then the Company shall pay you a “Severance Payment” equal to two (2) months of your Annual Base Salary in effect as of the Date of Termination plus one additional month for each whole year you have been employed since the Effective Date, capped at six (6) months of your Annual Base Salary then in effect. For the avoidance of doubt, you will not be entitled to any other compensation regardless of the length of the remainder of the Term of this Agreement. Any Severance Payment due hereunder shall be paid out in a lump sum on the first payroll date after the Date of Termination or expiration of the seven-day revocation period for the Release, if later.

c.	“Change of Control” means (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger, or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold (themselves or through any of their affiliates) at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger, or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred to third parties who are not affiliates of any of the Company’s shareholders as of immediately prior to such transaction(s); or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company, other than to an affiliate of any of the shareholders of the Company as of immediately prior to such transaction(s).

9.	Miscellaneous.

a.	Representations. You represent and warrant to the Company that:

i.	Your acceptance of employment with the Company and the performance of duties hereunder will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement, or understanding to which you are a party or are otherwise bound.

ii.	Your acceptance of employment with the Company and the performance of duties hereunder will not violate any non-solicitation, non-competition, or other similar covenant or agreement of a prior employer.

b.	Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties concerning such subject matter.

c.	Amendment. This Agreement may not be amended or modified, except in writing signed by all parties hereto.

d.	Withholding. All payments made by the Company to you under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law.

e.	Successors and Assigns. This Agreement and your rights hereunder are personal to you and are not, without the prior written consent of the Company, assignable by you. This Agreement shall inure for the benefit (and not burden) of and be enforceable by your personal representatives, executors, administrators, heirs, distributees, devisees and legatees. In the event of your death after the termination of your employment but prior to the completion by the Company of all payments due to you under this Agreement, the Company shall continue such payments to your beneficiary designated in writing to the Company prior to your death (or to your estate, if you fail to make such designation).

f.	Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction or by an arbitrator, the court or arbitrator (as applicable) shall limit the application of such portion or provision and proceed to enforce the Agreement as so limited or modified. Consequently, the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

g.	Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

h.	Notice. Any notice permitted or required by or relating to this Agreement shall be given in writing and shall be deemed effective upon personal delivery or upon deposit with the United States Postal Service by registered or certified mail, or by Federal Express or another commercial delivery service, with postage and fees prepaid, or by email effective upon acknowledgement of receipt. Notice shall be addressed to the Company at its principal executive office and to you at the address that you most recently provided to the Company.

i.	Arbitration. Any controversy, dispute, or claim arising out of, in connection with, or in relation to the interpretation, performance, or breach of this Agreement shall be resolved exclusively by final and binding arbitration to be held with ADR Services, Inc. in Los Angeles County, California, in accordance with its Arbitration Rules in effect at such time (the “Rules”), before a single neutral arbitrator chosen by the Company and you, or, if the parties are unable to agree within thirty (30) days after the demand for arbitration is filed and served, a single neutral arbitrator shall be chosen in accordance with the Rules. Judgment upon any award rendered by the arbitrator may be entered by any state or federal court having jurisdiction thereof.

j.	Counterparts. This Agreement may be executed in any number of counterparts, by original or electronic signature, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

k.	Successor to Company. The Company may unilaterally assign this Agreement to a related entity, a successor, or an assign. The Company, however, shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement to the same extent that the Company would be required to perform it if no succession had taken place. Failure of the Company to obtain an assumption of this Agreement at or prior to the effectiveness of any succession shall be a material breach of this Agreement.

l.	Representation by Counsel. The Company and you each acknowledge that each party to this Agreement has had the opportunity to be represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it, has no application and is expressly waived.

[signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be signed as of the date first written above.

CRUSH CAPITAL, INC.

/s/ Darren Marble
By:	Darren Marble
Its:	Co-CEO

EXECUTIVE:

/s/ Vinny DiDonato
VINNY DIDONATO

Exhibit A

Excluded Inventions

None.

Exhibit B

California Labor Code Section 2870

§ 2870. Employment agreements; assignment of rights

(a)	Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1)	Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer; or

(2)	Result from any work performed by the employee for the employer.

(b)	To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.